September 30, 2024

Andy Heyward
Chief Executive Officer
Kartoon Studios, Inc.
190 N. Canon Drive, 4th FL
Beverly Hills, CA 90210

       Re: Kartoon Studios, Inc.
           Registration Statement on Form S-1
           Filed September 27, 2024
           File No. 333-282385
Dear Andy Heyward:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Melissa Palat Murawsky